[redacted]GE COMMISSION
. 20549

C M 3/15

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

05037068

; and Dealers
;s Exchange Act of
.eunder

SEC FILE NO 8-~~035316~~ 46649

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2005
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER:

United Heritage Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

707 East United Heritage
(No. and Street)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

Meridian	ID	83642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Winderl — (208) 475-0921
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

1300 S.W. Fifth Avenue, Suite 3800	Portland	OR	97201
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TLH 3/15

OATH OR AFFIRMATION

I, Jack J. Winderl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of United Heritage Financial Services, Inc. as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LEONA METTILLE
Notary Public
State of Idaho

Leona Mettille

Notary Public

Name Jack J. Winderl
Title President and CEO

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent Auditors' Report on Internal Control Structure**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

UNITED HERITAGE FINANCIAL SERVICES, INC.

Financial Statements and
Supplementary Information

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

UNITED HERITAGE FINANCIAL SERVICES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report

The Board of Directors
United Heritage Financial Services, Inc.:

We have audited the accompanying statements of financial condition of United Heritage Financial Services, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Heritage Financial Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 required by Rule 15c3-l of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
January 28, 2005

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	158,065	77,963
Deposits with clearing organization		30,554	35,000
Accrued interest and dividends receivable		5,594	7,430
Securities owned		812,655	871,584
Receivables from brokers and dealers		252,229	106,380
Prepaid expenses		14,660	25,259
Furniture and equipment (net of accumulated depreciation of $8,866 and $4,880 at 2004 and 2003, respectively)		12,787	9,888
Income tax receivable		69,955	51,803
Total assets	$	1,356,499	1,185,307
Liabilities and Stockholder's Equity			
Accrued sales commissions	$	209,434	83,113
Accounts payable and accrued expenses		48,321	45,787
Deferred tax liability		22,852	23,626
Market value of securities sold, not yet purchased		1,250	4,225
Total liabilities		281,857	156,751
Stockholder's equity:			
Common stock, $1 par value. Authorized 500,000 shares; 936 shares issued and outstanding at 2004 and 2003		936	936
Additional paid-in capital		934,064	934,064
Retained earnings		139,642	93,556
Total stockholder's equity		1,074,642	1,028,556
Total liabilities and stockholder's equity	$	1,356,499	1,185,307

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Dealer commissions	$	3,637,291	2,115,336
Interest and dividend income		45,702	50,613
Realized/unrealized gain on investments		28,188	159,843
Total revenues		3,711,181	2,325,792
Expenses:			
Salaries, benefits, and payroll taxes		317,442	233,232
Sales commissions		2,951,634	1,711,947
Rent expense		57,456	47,494
Other expenses		308,071	246,712
Total expenses		3,634,603	2,239,385
Income before current provision for income taxes		76,578	86,407
Provision for income taxes		30,492	5,249
Net income	$	46,086	81,158

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balance, December 31, 2002	936	$	936	934,064	12,398	947,398
Net income	—		—	—	81,158	81,158
Balance, December 31, 2003	936		936	934,064	93,556	1,028,556
Net income	—		—	—	46,086	46,086
Balance, December 31, 2004	936	$	936	934,064	139,642	1,074,642

See accompanying notes to financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	46,086	81,158
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		3,986	3,360
Loss on disposal of assets		—	1,436
Unrealized gain on investments		30,107	213,276
Deferred tax (benefit) expense		(774)	23,626
Changes in operating assets and liabilities:			
Accrued interest and dividends receivable		1,836	1,542
Securities owned		28,822	(230,118)
Receivable from brokers and dealers		(145,849)	(12,816)
Prepaid expenses		10,599	(25,259)
Deposits with clearing organizations		4,446	—
Income tax receivable		(18,152)	(12,269)
Accrued sales commissions		126,321	4,584
Accounts payable and accrued expenses		2,534	16,745
Market value of securities sold, not yet purchased		(2,975)	4,225
Net cash provided by operating activities		86,987	69,490
Cash flows from investing activities:			
Purchase of furniture and equipment		(6,885)	(3,948)
Net cash used in investing activities		(6,885)	(3,948)
Net increase in cash and cash equivalents		80,102	65,542
Cash and cash equivalents at beginning of year		77,963	12,421
Cash and cash equivalents at end of year	$	158,065	77,963
Supplemental disclosures of cash flow information:			
Cash paid during the year for taxes	$	51,942	1,366

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

United Heritage Financial Services, Inc. (the Company or UHFS), was established for the purpose of marketing equity based products and variable annuities as a broker/dealer. The Company was formed in 1993 as a wholly owned subsidiary of United Heritage Holdings, Inc. which was a wholly owned subsidiary of United Heritage Mutual Life Insurance Company (UHMLIC). In 2001, a corporate reorganization under a mutual holding company was completed. UHFS is now wholly owned by United Heritage Financial Group, which is owned by United Heritage Mutual Holding Company. The Company is registered with the Securities and Exchange Commission to be licensed as a broker/dealer and is engaged primarily in the business of brokering mutual funds, corporate stock and variable products to investors. The Company is also registered with the states of Idaho, Washington, Oregon, and California as a Registered Investment Advisor.

Effective October 15, 2003, the wholly owned subsidiary, United Heritage Financial Services of Nevada, Inc. was dissolved. All assets of the former subsidiary were transferred to the Company.

(b) Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities of three months or less when purchased to be cash equivalents.

(c) Securities Valuation

Marketable equity securities owned and securities sold but not yet purchased are stated at market value, with changes therein reflected in the results of operations.

(d) Receivables from Brokers and Dealers

Receivables from brokers and dealers are recorded at the invoiced amount and do not bear interest. The Company believes that all amounts are collectible and therefore has not recorded an allowance for doubtful accounts. No amounts were written off as a result of nonpayment of receivables during the years ended December 31, 2004 and 2003. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

(f) Revenue Recognition

Fees are recognized in the period in which the related services are rendered on a trade date basis of accounting.

(Continued)

(g) *Advertising Costs*

The Company expenses the costs of advertising in the period in which the costs are incurred. Advertising costs to date have not been significant.

(h) *Income Taxes*

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operation in the period that includes the enactment date.

(i) *Fair Value of Financial Instruments*

The carrying value of cash and cash equivalents, receivables from brokers and dealers, accounts payable, and accrued expenses approximate the fair value due to the short maturities.

(j) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) *Reclassifications*

Certain prior year amounts have been reclassified to conform with current year presentation.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements with net capital of $866,466 and $810,323 at December 31, 2004 and 2003, respectively and ratios of aggregate indebtedness to net capital of 0.31 to 1 and 0.20 to 1 at December 31, 2004 and 2003, respectively.

(Continued)

(4) Income Taxes

Components of the 2004 provision for income taxes include:

		Current	Deferred	Total
Federal	$	23,961	(1,307)	22,654
State		7,305	533	7,838
Total (benefit) provision	$	31,266	(774)	30,492

Components of the 2003 provision for income taxes include:

		Current	Deferred	Total
Federal	$	(15,119)	21,229	6,110
State		(3,258)	2,397	(861)
Total (benefit) provision	$	(18,377)	23,626	5,249

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state taxes, nondeductible expenses, dividends received deduction and tax-exempt interest.

At December 31, 2004 and 2003, the tax effects of temporary differences that give rise to the net deferred tax liabilities principally relate to the cumulative balance of unrealized losses not deductible for tax purposes. At December 31, 2003, the deferred tax liabilities were reduced by the deferred tax assets related to federal and state net operating loss carryforwards. Management believes that no valuation allowance is required for the deferred tax assets since it is more likely than not that the amounts will be recovered.

(5) Employee Retirement and Benefit Plans

The Company has a defined benefit retirement plan offered through United Heritage Life Insurance Company. It is the Company's policy to fund pension benefits as they accrue and to fully fund all vested benefits. The plan was amended, effective January 1, 2002, to freeze the accrual of benefits, and any benefit obligations are included in United Heritage Life Insurance Company's total benefit obligations. The Company made contributions to this plan and recognized a related pension expense of $0 and $5,743 in 2004 and 2003, respectively.

The Company also participates in the United Heritage Financial Group 401(k) Plan (formerly known as the Incentive and Thrift Plan) (the Plan) for which all employees are eligible to participate. Participating employees may elect to contribute a maximum of 20% of their base pay. The Company matches employee contributions up to a maximum of 4% of employee salaries and in addition, provides discretionary profit sharing contributions. For the years ended December 31, 2004 and 2003, the Company's contribution to the Plan was $25,504 and $15,751, respectively.

(Continued)

(6) Lease Commitments

The Company has entered into two noncancelable operating leases for automobiles. One lease expired in January 2003, the other lease expires in January 2005. Total lease expense for the years ended December 31, 2004 and 2003 was $4,204 and $6,533, respectively. Future minimum lease payments for the operating lease is as follows:

		Amount
Year ending December 31:		
2005	$	517

(7) Related Party Transactions

The Company's parent, UHFG, also has other wholly owned subsidiaries which are considered related parties of UHFS. The Company has certain material transactions with one of these related parties, United Heritage Life Insurance Company (UHLIC). Revenues net of clearing expenses from transactions with UHLIC were $95,213 and $57,418 in 2004 and 2003, respectively. In addition, the Company provides investment brokerage services for other UHFG subsidiaries.

Schedule 1

UNITED HERITAGE FINANCIAL SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2004

Net capital:		
Total stockholder's equity	$	1,074,642
Less nonallowable assets:		
Receivables from broker dealers		11,604
Prepaid expenses		14,660
Furniture and equipment, net of accumulated depreciation		12,787
Income tax receivable		69,955
		109,006
Net capital before haircuts		965,636
Haircuts computed pursuant to Rule 15c3-1(f)		99,098
Net capital	$	866,538
Aggregate indebtedness:		
Accrued sales commissions, accounts payable, and accrued expenses	$	270,349
Total aggregate indebtedness	$	270,349
Computation of basic net capital requirement:		
Net capital requirement, greater of $100,000 or 6-2/3% of aggregate indebtedness	$	100,000
Net capital in excess of required amount		766,538
Net capital	$	866,538
Excess of net capital at 1,000%	$	839,503
Ratio of aggregate indebtedness to net capital		0.31

This computation does not materially differ from the computation of net capital included in Focus Part II filed by the Company as of December 31, 2004.

See accompanying independent auditors' report on internal control required by SEC Rule 17a-5.

KPMG

KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Heritage Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of United Heritage Financial Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
January 28, 2005